SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	Annual Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934 for the fiscal year ended December 31, 2004

or

☐	Transition Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934 for the transition period from to

Commission file number 000-20557

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Andersons, Inc. Retirement Savings Investment Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Andersons, Inc., 480 West Dussel Drive, Maumee, Ohio 43537.

Report of Independent Registered Public Accounting Firm

To the Pension Committee
The Andersons, Inc. Retirement
     Savings Investment Plan

We have audited the accompanying statement of net assets available for plan benefits of The Andersons, Inc. Retirement Savings Investment Plan as of December 31, 2004 and 2003 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to those basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Toledo, Ohio
April 29, 2005

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The Andersons, Inc. Retirement Savings Investment Plan

Statement of Net Assets Available for Plan Benefits

	December 31
	2004	2003
Assets
Participant-directed investments (Note 2):
Mutual funds:
Spartan U.S. Equity Index Fund	$16,854,685	$16,617,333
Fidelity Magellan Fund	17,153,130	17,457,987
Fidelity Growth and Income Portfolio	11,006,372	10,474,996
Fidelity U.S. Bond Index Fund	14,093,399	14,755,176
Fidelity Money Market Trust, Retirement Government Money Market Portfolio	6,650,659	7,656,749
Janus Worldwide Fund	—	4,532,423
Fidelity Low-priced Stock Fund	9,669,823	6,905,742
Dreyfus Founders Discovery Fund	—	293,796
Fidelity Contrafund	5,093,801	3,720,016
Janus Enterprise Fund	4,293,616	3,461,783
Fidelity Freedom Income Fund	269,800	274,562
Fidelity Freedom 2000 Fund	424,050	498,692
Fidelity Freedom 2005 Fund	10,526	—
Fidelity Freedom 2010 Fund	3,470,520	2,600,598
Fidelity Freedom 2015 Fund	52	—
Fidelity Freedom 2020 Fund	1,232,889	614,073
Fidelity Freedom 2025 Fund	27	—
Fidelity Freedom 2030 Fund	731,026	502,554
Fidelity Freedom 2035 Fund	636	—
Fidelity Freedom 2040 Fund	82,139	12,404
Dodge and Cox Stock Fund	3,963,106	1,251,358
PIMCO RCM Global Technology Fund Class I	1,643,939	1,637,312
First Eagle Overseas Fund	3,114,727	1,403,086
Fidelity Small Cap Stock Fund	683,276	—
Masters Select International Fund	4,579,240	—
American Beacon Small Cap Value Fund	670,275	—
Vanguard Short-term Corporate Fund	96,776	—
Common stock of The Andersons, Inc.	2,810,278	1,608,505
Loans receivable from plan participants	2,357,517	2,160,628

Total participant-directed investments	110,956,284	98,439,773
Receivables	—	15,525

Net Assets Available for Plan Benefits	$110,956,284	$98,455,298

The Andersons, Inc. Retirement Savings Investment Plan

Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31
	2004	2003
Additions
Contributions:
Participants	$4,302,678	$4,060,525
Employer	1,422,858	1,427,758
Transfers from other qualified plans	240,606	72,813

Total contributions	5,966,142	5,561,096

Investment income:
Interest and dividends	3,111,161	2,278,432
Net appreciation in fair value of investments during the year (Note 4)	8,492,060	14,376,730

Total additions	17,569,363	22,216,258

Deductions
Payments made to active and terminated participants	4,516,848	5,446,268
Investment fees	551,529	464,739

Total deductions	5,068,377	5,911,007

Net Increase	12,500,986	16,305,251

Net Assets Available for Plan Benefits - Beginning of year	98,455,298	82,150,047

Net Assets Available for Plan Benefits - End of year	$110,956,284	$98,455,298

The Andersons, Inc. Retirement Savings Investment Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 1 — Significant Accounting Policies

The accounting records of The Andersons, Inc. Retirement Savings Investment Plan (the “Plan”) are maintained on the accrual basis by The Andersons, Inc. (the “Plan Sponsor”). Plan assets are maintained by Fidelity Management Trust Company (the “Trustee”) and monitored by the pension committee established by the Plan Sponsor.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Unpaid withdrawals due to terminated participants have not been deducted in determining assets available for benefits for financial reporting purposes, but have been deducted from total assets in the Plan’s annual return on Form 5500. These amounts totaled $572,210 and $591,462 at December 31, 2004 and 2003, respectively. As a result, withdrawals for financial reporting purposes were $19,252 and $160,949 lower for 2004 and 2003, respectively, than the amounts reported on Form 5500.

Investments are stated at fair value. The fair values of the Plan’s investments in mutual funds are based on net asset values on the last business day of the plan year. The fair value of the Plan’s investments in The Andersons, Inc. common stock is based on NASDAQ closing market prices on the last business day of each plan year. Participant loans are stated at their outstanding balances, which approximates fair value. Changes in the fair value of investments are included in net realized and unrealized appreciation or depreciation

The Andersons, Inc. Retirement Savings Investment Plan

Notes to Financial Statements
December 31, 2004 and 2003

in the aggregate fair value of investments presented in the statement of changes in net assets available for plan benefits.

Note 2 — Description of the Plan

The Plan is a defined contribution plan that covers substantially all employees of The Andersons, Inc. and its wholly owned subsidiary, The Andersons Mower Center, Inc. The Plan provides for retirement, disability, and death benefits for participants who meet certain eligibility requirements, including attaining age 21. Full-time employees are eligible to begin deferring money into the Plan on the first day of the month after being hired. Part-time employees are eligible to begin deferring money into the Plan upon meeting the one-year of service requirement. Employer matching contributions are to be made only after a participant has one year of service.

Employee contributions may be made by salary reduction up to 50 percent of annual compensation (in .50 percent increments) subject to the maximum annual contribution allowed by law. Employer matching contributions are made at the rate of 50 percent of employee contributions, with a maximum contribution of 3 percent of annual compensation. Participants vest ratably over five years in the employer’s matching contributions. Participants are fully vested in their contributions to the Plan.

The Plan may accept rollover contributions from IRAs or from other qualified defined benefit or contribution plans of The Andersons, Inc. or participants’ former employers.

Forfeited balances of terminated accounts are used to reduce future employer contributions. The balance of forfeited nonvested accounts was not material in 2004 or 2003. The Plan Sponsor may make supplemental contributions to the Plan at its sole discretion.

The Andersons, Inc. Retirement Savings Investment Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 2 — Description of the Plan (Continued)

Each participant directs Fidelity Management Trust Company to invest any or all of his or her account in one or more of the following mutual fund investments:

•	Spartan U.S. Equity Index Fund - Invests primarily in the common stocks of the 500 companies that make up the Standard & Poor’s 500 Index

•	Fidelity Magellan Fund - Seeks long-term capital appreciation through investment in common stocks and convertible securities issued by domestic or foreign companies

•	Fidelity Growth and Income Portfolio - Invests primarily in common and preferred stocks, convertible securities, and fixed-income securities of foreign or domestic companies that offer long-term growth while providing current income

•	Fidelity U.S. Bond Index Fund - Invests in U.S. government and agency obligations, corporate obligations, mortgaged-backed obligations, and U.S. dollar-denominated obligations of foreign governments

•	Fidelity Money Market Trust, Retirement Government Money Market Portfolio - Invests in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies, or instrumentalities

•	Janus Worldwide Fund - Invests primarily in common stocks of foreign and domestic companies on a worldwide basis, whose size, share price, and return will vary

The Andersons, Inc. Retirement Savings Investment Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 2 — Description of the Plan (Continued)

•	Fidelity Low-Priced Stock Fund - Invests in stocks of undervalued or small companies that offer the possibility for significant growth

•	Dreyfus Founders Discovery Fund - Invests in small, relatively unknown companies with high growth potential

•	Fidelity Contrafund - Invests in undervalued common stocks of smaller, lesser known companies with the potential for significant growth

•	Janus Enterprise Fund - Invests primarily in common stocks; it usually invests at least 50 percent of its equity assets in securities of medium-sized companies whose share price and return will vary

•	Fidelity Freedom Income Fund - Invests in a combination of stocks, bonds, and money market mutual funds with an allocation strategy tied to the target retirement date based on the number of years until the fund’s target retirement date

•	Fidelity Freedom 2000 Fund - Invests in approximately 23 percent in Fidelity stock mutual funds , 41 percent in Fidelity bond mutual funds, and 36 percent in Fidelity money market mutual funds

•	Fidelity Freedom 2005 Fund - Invests in approximately 45 percent in Fidelity stock mutual funds, 45 percent in Fidelity bond mutual funds, and 10 percent in Fidelity money market mutual funds

•	Fidelity Freedom 2010 Fund - Invests in approximately 48 percent in Fidelity stock mutual funds, 43 percent in Fidelity bond mutual funds, and 9 percent in Fidelity money market mutual funds

•	Fidelity Freedom 2015 Fund - Invests in approximately 58 percent in Fidelity stock mutual funds, 37 percent in Fidelity bond mutual funds, and 5 percent in Fidelity money market mutual funds

The Andersons, Inc. Retirement Savings Investment Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 2 — Description of the Plan (Continued)

•	Fidelity Freedom 2020 Fund - Invests in approximately 72 percent in Fidelity stock mutual funds and 28 percent in Fidelity bond mutual funds

•	Fidelity Freedom 2025 Fund - Invests in approximately 76 percent in Fidelity stock mutual funds and 24 percent in Fidelity bond mutual funds

•	Fidelity Freedom 2030 Fund - Invests in approximately 83 percent in Fidelity stock mutual funds and 17 percent in Fidelity bond mutual funds

•	Fidelity Freedom 2035 Fund - Invests in approximately 85 percent in Fidelity stock mutual funds and 15 percent in Fidelity bond mutual funds

•	Fidelity Freedom 2040 Fund - Invests in approximately 89 percent in Fidelity stock mutual funds and 11 percent in Fidelity bond mutual funds

•	Dodge and Cox Stock Fund - Invests in a broadly diversified portfolio of stocks, with at least 80 percent of its total assets in common stocks

•	PIMCO RCM Global Technology Fund Class I - Invests primarily in assets of global technology companies whose size, share price, and return will vary

•	First Eagle Overseas Fund - Invests primarily in equities issued by non-U.S. corporations, primarily in small- and medium-sized companies traded in mature markets, and may invest in emerging markets

•	Fidelity Small Cap Stock Fund - Invests at least 80 percent of its assets in common stocks of companies with small market capitalization

The Andersons, Inc. Retirement Savings Investment Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 2 — Description of the Plan (Continued)

•	Masters Select International Fund - Seeks long term growth of capital, investing in common stocks of issuers located outside of the United States, including countries in both developed and emerging markets

•	American Beacon Small Cap Value Fund - Seeks long term capital appreciation and current income. This fund normally invests at least 80 percent of its assets in equity securities of United States’ companies with market capitalization of $3 billion or less

•	Vanguard Short-Term Corporate Fund - Seeks a high level of current income and capital preservation. This fund invests at least 80 percent of its assets in short and intermediate term corporate bonds and other corporate fixed income obligations

•	Common Stock of The Andersons, Inc. - Consists of common stock issued by The Andersons, Inc. with performance directly tied to the performance of the Company

No assets of any individually-directed account may be used for the benefit of any other account or participant.

The Plan Sponsor has the right under the Plan to terminate the Plan and the trust at any time. In the event of termination, participants become fully vested in their individual accounts.

Additional information about the plan agreement and limitations on contributions is available from the human resources department of the Plan Sponsor or from designated individuals at the participating employers.

The Andersons, Inc. Retirement Savings Investment Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 2 — Description of the Plan (Continued)

Participants may borrow up to 50 percent of their vested account balances. The minimum loan amount is $1,000 and the maximum is $50,000. Each participant may only have one loan outstanding and each loan bears interest at a fixed rate equal to the prime rate at the end of the quarter previous to initiation of the loan plus one percent.

The Plan Sponsor pays substantially all costs of administering the Plan, including trustee fees. The Plan pays investment fees.

Note 3 — Benefits

A participant is entitled to a benefit representing his or her salary reduction contributions, the vested amount of employer contributions, and allocated income thereon (including realized and unrealized gains and losses). Upon termination of employment due to retirement, permanent disability, or death, a participant or his or her beneficiary is entitled to receive distribution of the vested account balance, in a lump sum or in monthly installments.

Withdrawals of employer and employee salary reduction contributions and related income thereon, during the participant’s employment, are prohibited unless the participant can show immediate and extreme financial hardship as determined by the Pension Committee.

The Andersons, Inc. Retirement Savings Investment Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 4 — Investments

The Plan’s investments at December 31, 2004 and 2003 are held by the Trustee. The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2004	2003
Net appreciation in fair value:
Mutual funds	$7,487,601	$14,041,711
The Andersons, Inc. common stock	1,004,459	335,019

Total	$8,492,060	$14,376,730

Note 5 — Transactions with Parties-in-Interest

Fees paid by the Plan Sponsor to parties-in-interest for legal, accounting, and other services rendered to the Plan are based on customary and reasonable rates for such services.

Note 6 — Income Tax Status

The Internal Revenue Service ruled on March 31, 2003, applicable for the amendments executed February 19, 2002, that the Plan for The Andersons, Inc. and The Andersons Mower Center, a participating employer, respectively, qualifies under Section 401(a) of the Internal Revenue Code (the “Code”) and that the trust, therefore, is exempt from taxation. The Plan is required to operate in conformity with the Code and ERISA to maintain its tax-exempt status. The Plan’s administrator is not aware of any course of action or events that have occurred that might adversely affect the Plan’s qualified status.

The Andersons, Inc. Retirement Savings Investment Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 34-1562374 Plan 002
December 31, 2004

Issuer	Identity of Issue	Cost	Fair Value
Fidelity Investments	Spartan U.S. Equity Index Fund — Mutual fund	*	$16,854,685
Fidelity Investments	Fidelity Magellan Fund — Mutual fund	*	17,153,130
Fidelity Investments	Fidelity Growth and Income Portfolio — Mutual Fund	*	11,006,372
Fidelity Investments	Fidelity U.S. Bond Index Fund — Mutual fund	*	14,093,399
Fidelity Investments	Fidelity Money Market Trust, Retirement Government Money Market Portfolio —Mutual Fund	*	6,650,659
Fidelity Investments	Fidelity Low-Priced Stock Fund — Mutual fund	*	9,669,823
Fidelity Investments	Fidelity Contrafund — Mutual fund	*	5,093,801
Fidelity Investments	Janus Enterprise Fund — Mutual fund	*	4,293,616
Fidelity Investments	Fidelity Freedom Income Fund — Mutual fund	*	269,800
Fidelity Investments	Fidelity Freedom 2000 Fund — Mutual fund	*	424,050
Fidelity Investments	Fidelity Freedom 2005 Fund	*	10,526
Fidelity Investments	Fidelity Freedom 2010 Fund — Mutual fund	*	3,470,520
Fidelity Investments	Fidelity Freedom 2015 Fund	*	52
Fidelity Investments	Fidelity Freedom 2020 Fund — Mutual fund	*	1,232,889
Fidelity Investments	Fidelity Freedom 2025 Fund	*	27
Fidelity Investments	Fidelity Freedom 2030 Fund — Mutual fund	*	731,026
Fidelity Investments	Fidelity Freedom 2035 Fund	*	636
Fidelity Investments	Fidelity Freedom 2040 Fund — Mutual fund	*	82,139
Fidelity Investments	Dodge and Cox Stock Fund — Mutual fund	*	3,963,106
Fidelity Investments	PIMCO RCM Global Technology Fund Class I – Mutual fund	*	1,643,939
Fidelity Investments	First Eagle Overseas Fund — Mutual fund	*	3,114,727
Fidelity Investments	Fidelity Small Cap Stock Fund — Mutual fund	*	683,276
Fidelity Investments	Masters Select International Fund — Mutual fund	*	4,579,240
Fidelity Investments	American Beacon Small Cap Value Fund — Mutual fund	*	670,275
Fidelity Investments	Vanguard Short-term Corporate Fund — Mutual fund	*	96,776
The Andersons, Inc.	The Andersons, Inc. common stock	*	2,810,278
Participants	Participant loans with interest ranging from 4.00 percent to 10.50 percent	—	2,357,517

			$110,956,284

*	Cost information not required

    Schedule 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Andersons, Inc. Retirement Savings Investment Plan
(Name of Plan)

By: The Andersons, Inc.
Date: June 22, 2004	By /s/Michael J. Anderson
Michael J. Anderson
President and Chief Executive Officer

Date: June 22, 2004	By: /s/Richard R. George
Richard R. George
Vice President, Controller and CIO
(Principal Accounting Officer)

Date: June 22, 2004	By: /s/Gary L. Smith
Gary L. Smith
Vice President, Finance and Treasurer
(Principal Financial Officer)

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